Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

For Immediate Release

Lawnwood Regional Medical Center & Heart Institute Acquires Mazor
Robotics’ Renaissance System

CAESAREA, Israel – November 11, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today that Lawnwood Regional Medical Center & Heart Institute, located in Ft. Pierce, FL, has purchased its first Renaissance system.

“I am excited to see the continued adoption of our Renaissance technology in new hospitals,” commented Ori Hadomi, President and Chief Executive Officer.  “I am confident that Lawnwood Regional Medical Center & Heart Institute, through this purchase, will experience the clinical and economic benefits of Renaissance, as have the other hospitals that are already utilizing Renaissance.  It will become a member of a growing community of Robotic Spine surgery leaders, who are committed to creating value and improving clinical outcomes through these advanced technologies.”

"We are proud to be the first to offer the Mazor to the communities of the Treasure and Central Coast," says Stephen J. Daugherty, Interim Chief Executive Officer of Lawnwood Regional Medical Center & Heart Institute. "This pioneering technology will allow our surgeons to more accurately and efficiently perform the simplest to the most complex spine surgeries as well as treat disorders deep within the brain.  Renaissance's state-of-the art technology is ultimately about providing the best patient care. This highly-accurate robotic system can enable a faster recovery for our patients."

Lawnwood Regional Medical Center & Heart Institute is a 370-bed, tertiary care facility that receives patients from throughout the region.  Home to the Treasure Coast Trauma Center, it provides life-saving care for patients with critical or traumatic injuries from St. Lucie, Indian River, Okeechobee, and Martin counties. It is part of one of the nation's leading providers of healthcare services, comprised of locally managed facilities that include about 162 hospitals and 113 freestanding surgery centers.

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United States, Europe, and Asia.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding our public offering and its anticipated closing date, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. The forward-looking statements contained or implied in this press release are subject to risks and uncertainties, including those discussed under the heading "Risk Factors" in Mazor’s registration statement on Form F-1 filed with the Securities and Exchange Commission ("SEC") and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings and the amendments thereto, including its Registration Statement on Form 20-F filed on May 10, 2013 and its Current Reports on Form 6-K. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
(212) 850-6020; (646) 201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021